Exhibit 99.3

Santhera Pharmaceuticals Holding AG Hohenrainstrasse 24, 4133 Pratteln, Switzerland Phone: +41 61 906 89 50 | Fax: +41 61 906 89 51 www.santhera.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

Santhera Launches Exchange Offer for its CHF 60 Million Convertible Bonds

Pratteln, Switzerland, March 25, 2021 – Santhera Pharmaceuticals (SIX: SANN) announces an offer to exchange its outstanding CHF 60 million 5% Convertible Bonds due 2022 on the same economic terms as previously proposed to the bondholders' meeting of March 8, 2021.

Santhera announces the publication of an offer (the Exchange Offer) to the holders of its outstanding CHF 60 million 5% Convertible Bonds due 2022 (ISIN: CH0353955195, the 2017/22 Bonds) to exchange all 2017/22 Bonds in circulation. Santhera launches the Exchange Offer following the recent bondholders’ meeting held on March 8, 2021. At that meeting, a large majority of 89% of bonds represented voted in favor of the amendments to the terms of the 2017/22 Bonds proposed by the Company, however, the required threshold of 2/3 of all bonds outstanding to pass the amendments was not met. With the Exchange Offer, Santhera wishes to enable the holders of the 2017/22 Bonds to exchange their 2017/22 Bonds on a voluntary basis on the same economic terms, mutatis mutandis, as had been proposed to the bondholders’ meeting.

In exchange for each 2017/22 Bond with a nominal value of CHF 5,000, Santhera offers

•	26 shares of Santhera and

•	one new 7.5% Convertible Bond due on August 17, 2024 with a nominal value of CHF 3,375 and a significantly reduced conversion price, to be issued by the Company and to be listed on the SIX Swiss Exchange (each a New Bond, see details in table).

Highbridge Tactical Credit Master Fund, L.P., the largest holder of the 2017/22 Bonds holding 32% of all 2017/22 Bonds in circulation, has informed the Company that it will accept the Exchange Offer.

The Company believes that a restructuring of the 2017/22 Bonds is needed to enable it to raise additional financing, if the pivotal VISION-DMD readout expected for the second quarter of 2021 is positive. Such restructuring is therefore also crucial to preserve the Company as a going concern until after such subsequent financing.

Santhera Launches Exchange Offer for its CHF 60 Million Convertible Bonds

March 25, 2021 / Page 2 of 5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

Key differences between the 2017/22 Bonds and the New Bonds:*

Bond Term	2017/22 Bonds	New Bonds
Conversion price per share	CHF 64.80	115% of the lower of (a) CHF 4.80 (closing share price on SIX Swiss Exchange on February 15, 2021) and (b) the average (mean) of the daily VWAP of one share for the five trading days immediately preceding (but excluding) the settlement of the Exchange Offer, but in the case of (a) or (b) not less CHF 2.50.
Maturity	February 17, 2022	August 17, 2024
Nominal value per bond	CHF 5,000	CHF 3,375
Interest p.a.	5% (CHF 250 per bond)	7.5% (CHF 253.13 per bond)
Interest payment	In cash	In cash or, at the option of Santhera, in shares at a 10% discount to the then-prevailing market price of the shares.
Interest make-whole	None	If a bondholder converts a bond, Santhera will pay the interest for the three years following the conversion date (or up to the maturity date, if shorter) in addition to the accrued interest up to the conversion date. The possibility of Santhera to pay interest in shares also applies to the interest make-whole.
Santhera’s right to redeem Bonds	160% of the conversion price	150% of the conversion price
Events of default		Increase of bondholders’ rights

*) This overview is qualified in its entirety by the terms of the New Bonds set forth in the preliminary issuance and listing prospectus regarding the New Bonds, which is available to eligible recipients as indicated below.

The terms of the Exchange Offer are set forth in the Notice of a Repurchase Offer published by the Company today in accordance with the Swiss rules on public tender offers. The Exchange Offer is subject to certain offer restrictions and certain conditions, including minimum acceptance of 50%. In parallel to launching the Exchange Offer, the Company is seeking additional consents to its proposals to the bondholders' meeting in order to achieve the requisite two-thirds majority. If the Company obtains the necessary number of additional consents in time, the Exchange Offer will not be completed and the original bond restructuring would be pursued.

Santhera Launches Exchange Offer for its CHF 60 Million Convertible Bonds

March 25, 2021 / Page 3 of 5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

The exchange offer period is expected to start on April 6, 2021, and end at 5:00 p.m. (CEST) on April 19, 2021. If the Exchange Offer is declared successful after the expiry of the offer period, an additional acceptance period is expected to start on April 21, 2021, and end at 5:00 p.m. (CEST) on April 27, 2021. The Exchange Offer is planned to be settled on or around May 4, 2021.

Stifel Nicolaus Europe Limited is serving as sole financial advisor to the Company.

Related Documents

Notice of a Repurchase Offer (Exchange of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022): https://www.santhera.com/investors-and-media/investor-toolbox/bond-exchange-offering

Preliminary Issuance and Listing Prospectus Regarding the New Bonds: https://www.santhera.com/investors-and-media/investor-toolbox/bond-exchange-offering

Forms to cast bondholder votes are available here.

Invitation to the Bondholders’ Meeting (March 8, 2021), the EGM (March 18, 2021) and accompanying documents: http://www.santhera.com/investors-and-media/investor-toolbox/share-bondholder-meetings

Press release “Santhera Announces Corporate Update and Proposal to Strengthen Capital Structure”: Link.

Corporate calendar

April 27, 2021	Publication of annual results and Annual Report 2020

June 22, 2021	Annual General Meeting

About Santhera

Santhera Pharmaceuticals (SIX: SANN) is a Swiss specialty pharmaceutical company focused on the development and commercialization of innovative medicines for rare neuromuscular and pulmonary diseases with high unmet medical need. Santhera has an exclusive license for all indications worldwide to vamorolone, a first-in-class dissociative steroid with novel mode of action, currently investigated in a pivotal study in patients with DMD as an alternative to standard corticosteroids. The clinical stage pipeline also includes lonodelestat (POL6014) to treat cystic fibrosis (CF) and other neutrophilic pulmonary diseases as well as an exploratory gene therapy approach targeting congenital muscular dystrophies. Santhera out-licensed ex-North American rights to its first approved product, Raxone® (idebenone), for the treatment of Leber's hereditary optic neuropathy (LHON) to Chiesi Group. For further information, please visit www.santhera.com.

Raxone® is a trademark of Santhera Pharmaceuticals.

For further information please contact:

public-relations@santhera.com or

Eva Kalias, Head External Communications

Phone: +41 79 875 27 80

eva.kalias@santhera.com

Santhera Launches Exchange Offer for its CHF 60 Million Convertible Bonds

March 25, 2021 / Page 4 of 5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

Forward-looking Statements

This publication may contain certain forward-looking statements concerning Santhera Pharmaceuticals Holding AG and its business. Such statements involve certain risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Santhera Pharmaceuticals Holding AG to be materially different from those expressed or implied by such statements. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Santhera Pharmaceuticals Holding AG disclaims any obligation to update these forward-looking statements.

Offer Restrictions

The Exchange Offer is not being made and will not be made, directly or indirectly, in any country or jurisdiction in which the Exchange Offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require the Company or any of its subsidiaries to change or amend the terms or conditions of the Exchange Offer in any material way, to make an additional filing with any governmental, regulatory or other authority or take additional action in relation to the Exchange Offer. It is not intended to extend the Exchange Offer to any such country or jurisdiction. Any such document relating to the Exchange Offer must neither be distributed in any such country or jurisdiction nor be sent into such country or jurisdiction, and must not be used for the purpose of soliciting the purchase of securities of the Company by any person or entity resident or incorporated in any such country or jurisdiction.

United States

The Exchange Offer is being made in the United States in reliance on, and compliance with, Section 14(e) of the US Securities Exchange Act of 1934 and Regulation 14E thereunder.

The Company, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, 2017/22 Bonds outside the Exchange Offer during the period in which the Exchange Offer remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

The Company as the offeror is a Swiss company. Information distributed in connection with the Exchange Offer is subject to Swiss disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Swiss accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Exchange Offer, since the Company is located in Switzerland and all of its officers and directors are residents of Switzerland or elsewhere outside of the United States. You may not be able to sue the Company or its officers or directors in a Swiss court or another court outside the United States for violations of the U.S. securities laws. Finally, it may be difficult to compel the Company and its affiliates to subject themselves to a U.S. court’s judgment.

Santhera Launches Exchange Offer for its CHF 60 Million Convertible Bonds

March 25, 2021 / Page 5 of 5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

United Kingdom

The communication of this publication and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, are not directed at and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order)) or falling within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated (together "relevant persons"). The investment activity to which this document relates will only be engaged in with relevant persons and persons who are not relevant persons should not rely on it.

European Economic Area

In any Member State of the European Economic Area (the EEA) or in the United Kingdom (each, a Relevant State), this Notice is only addressed to, and is only directed at, qualified investors in that Relevant State within the meaning of Regulation (EU) 2017/1129 (the Prospectus Regulation). Each person in a Relevant State who receives any communication in respect of the Exchange Offer contemplated in this Notice will be deemed to have represented, warranted and agreed to and with the Company and the Tender Agent that it is a qualified investor within the meaning of the Prospectus Regulation. The 2017/22 Bonds have not been admitted to trading on a regulated market in the EEA or in the United Kingdom.

Switzerland

This communication qualifies as advertisement pursuant to the Swiss Financial Services Act (FinSA) and does neither constitute an offer or invitation to subscribe for or purchase any securities of Santhera Pharmaceuticals Holding AG nor a prospectus nor a key information document within the meaning of the FinSA. Investors should make their decision to accept the Exchange Offer solely based on the Notice of a Repurchase Offer (Exchange of CHF 60,000,000 Senior Unsecured Convertible Bonds due 2022) and the preliminary offering and listing prospectus regarding the New Bonds, each dated March 25, 2021 which, subject to compliance with applicable securities laws, is accessible via https://www.santhera.com/investors-and-media/investor-toolbox/bond-exchange-offering. Investors are furthermore advised to consult their bank or financial adviser before making any investment decision.

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